Exhibit 99.1

TeliaSonera, Sony Ericsson And Ericsson Gather Leading Players in Mobile Internet

TeliaSonera, Sony Ericsson and Ericsson will gather leading players in mobile Internet for cross-industry discussions on mobile content services of the future. The seminar is held in conjunction with the SurfPort Awards in Stockholm on January 25.

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 18, 2007--SurfPort Awards is the event of the year for content providers. At the gala, awards will be presented for the best content services on TeliaSonera's mobile Internet portal SurfPort in the Nordic and Baltic countries in 2006.

Before the evening's gala event, TeliaSonera (STO:TLSN)(NASDAQ:TLSN)(HEX:TLS1V)(LSE:TEE), Sony Ericsson and Ericsson will welcome some 100 leading content providers from Europe to participate in a content seminar, mini fair and panel discussion on mobile content services. The panel will consist of Indra Asander, Senior Vice President, Head of mobile content services, TeliaSonera, Daniel Freeman, Manager Business Development Multimedia Solutions, Ericsson, Victor Fredell, Acquisition Manager, Music, Sony Ericsson, Per Sundin, Managing Director, Sony BMG, Per Arne Sandegren, Senior Research Analyst, IDC, Osten Makitalo, visiting professor at the Royal Institute of Technology, KTH, and Gunnar Garfors, Director of Development, NRK, Development and New Media. The journalist Jon Briggs will act as moderator for the panel.

"We have excellent cooperation with the different players who develop mobile content services, and that is an important reason for SurfPort's success. Content services are a complex area where many players and key competences need to work together in order to achieve good results. SurfPort Awards is a good opportunity for us to listen to and learn from each other. Consequently, this is an important and interesting day," says Indra Asander, head of mobile content services at TeliaSonera.

"The mobile phone is no longer just a tool for voice traffic. Today you can download music, blog, watch television and run bank errands using your mobile phone. The possibilities are increasing day by day, and as one of the leading players in the Nordic and Baltic countries, it is important for us to promote the development of mobile services in our region," says Johan Mathson, Nordic regional manager, Sony Ericsson.

"Ericsson already has a strong position in the area of mobile content services and the interest in these services will further increase in the years to come. Ericsson will continue to support and drive the development of mobile services in the Nordic and Baltic market," says Mikael Backstrom, head of Nordic and Baltic operations at Ericsson.

About Sony Ericsson Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 7,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.

Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.SonyEricsson.com.

About Ericsson Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at: www.ericsson.com

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera's Press Office,
Carina Kampe, (0)8-713 58 30
Press Manager